UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 15, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ / MF) 02.421.421/0001-11

Corporate Registry (NIRE) 33.300.324.631

NOTICE TO THE MARKET

CHANGES IN THE BOARD OF DIRECTORS

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), in accordance with Article 157 of Law No. 6,404/1976 and the provisions of CVM Resolution 44, informs its shareholders, the market in general and other stakeholders that:

Mr. Carlo Nardello submitted to the Company his resignation as a member of the Board of Directors and a member of the Compensation Committee and the ESG Committee, with effect from December 15th, 2021.

The Company expresses its thanks to Mr. Carlo Nardello for his commitment and dedication in the performance of his duties in the Company and wishes him success in his new professional career.

Due to the resignation above, the Board of Directors elected, by co-optation, Mr. Claudio Giovanni Ezio Ongaro to the positions of member of the Board of Directors, member of the Compensation Committee and member of the ESG Committee.

Mr. Ongaro is an Italian citizen, born in Milan, Italy, with a university degree in Electronic Engineering issued in 1993 by Politecnico di Milano, Milan, Italy. He carried out his career in the telecommunications sector, holding management roles in Italy and other countries.

His career began in 1995 at Omnitel Pronto Italia, participating in the company's start-up with roles of increasing responsibility in the network infrastructure area. After an experience in the infrastructure services market, in 2003 he worked at Cable & Wireless as Group Technical Director of Mobile and later as Senior Director of Strategy. In 2007, he joined the Orascom Group, initially in the wireless broadband area and then in the Wind Hellas subsidiary as Chief Strategy Officer and Chief of Fixed Business. From 2010, he worked at Wind Telecomunicazioni as Head of Strategy and M&A and later, after the merger with H3G in 2016, at WindTre as CEO Office Director, being responsible for coordinating the company's main strategic projects. He joined the TIM Group in 2019 and in December 2021, he was appointed Chief Strategy & Business Development Officer of TIM S.p.A., while retaining his previous responsibility as Head of Wholesale Market.

The Company will keep its shareholders and the market in general duly informed about the relevant updates related to its leadership, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, December 15th, 2021

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 15, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer